Exhibit 3

06 March 2013

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 6 March 2013 it purchased 200,000 of its ordinary shares at a price of 1083.9269 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 1,297,355 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,264,255,706 (excluding shares to be held in treasury).